Exhibit 99.44

Village Farms International Announces Amendment to Pure Sunfarms’ Cultivation License, Expanding Cannabis Production Area to 550,000 Square Feet in One of the Single Largest Cannabis Growing Facilities in the World

– Entire First Half of 1.1 Million Square Foot Delta 3 Greenhouse Now Approved for Cultivation and Sale –

VANCOUVER, September 6, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTC: VFFIF) and Emerald Health Therapeutics, Inc. (TSXV:EMH; OTCQX:EMHTF) (“Emerald”) today announced that their 50/50 joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, received from Health Canada its fourth amendment to the cultivation license for its Delta 3 greenhouse in Delta, BC. This amendment permits Pure Sunfarms to expand its cannabis production area to 550,000 square feet – half of the 1.1 million square foot Delta 3 production facility. The newly licensed area is expected to be in full production by mid-October of this year.

“It’s a remarkable achievement to now have 550,000 square feet – half of the 1.1 million square foot Delta 3 facility – approved for production just six months since receiving the initial cultivation license,” said Michael DeGiglio, CEO of Village Farms. “I am tremendously proud of the Pure Sunfarms team.”

“Pure Sunfarms is making great strides to achieve high-quality, low-cost cannabis production ahead of the Canadian government’s legalization of adult-use cannabis on October 17,” said Chris Wagner, CEO of Emerald.

In July, Pure Sunfarms received its sales license from Health Canada, permitting it to sell cannabis produced in the Delta 3 greenhouse facility. Pure Sunfarms expects to have the full 1.1 million square foot Delta 3 facility, one of the single largest cannabis growing facilities in the world, converted for cannabis production by year end. The technologically-advanced Delta 3 greenhouse design is based on decades of large-scale, low-cost agricultural production experience and extensive cannabis expertise, resulting in a state-of-the-art facility with 17 grow rooms (nine of which are now licensed) optimized for year-round harvesting (more than 85 harvests annually) and an automated process line encompassing harvesting, trimming, drying and packaging.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD) is licensed in Canada to produce and sell dried cannabis and cannabis oil for medical purposes. Emerald is preparing to serve the fully legalized Canadian adult-use cannabis market starting October 17, 2018. Emerald owns 50% of Pure Sunfarms, which is converting a licensed existing 1.1 million square foot greenhouse in Delta, BC and is now in commercial production. It owns Agro-Biotech, a Québec-based licensed cannabis grower with a 75,000 square foot indoor facility and is planning to add a 500,000 square foot greenhouse in Metro Vancouver. Emerald’s team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing value-added cannabis-based products with potential wellness and medical benefits. Emerald is part of the Emerald Health group, which is broadly focused on developing pharmaceutical, botanical, and nutraceutical products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to closing of the Offering and the intended use of proceeds therefrom.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/06/c6601.html

%SEDAR: 00029410E

For further information: Contact Information: Lawrence Chamberlain, Investor Relations, LodeRock Advisors, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 06-SEP-18